April 30, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubey
Kenneth Ellington

Re: Pear Tree Funds
Registration on Form N-14 filed March 16, 2018 (File no. 333-223748)

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the "Registrant"), a Massachusetts business trust and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act").  On April 27, 2018, you provided us with certain oral comments from the Staff of the Commission to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act of 1933 relating to the proposed reorganization (the "Reorganization") of Pear Tree PanAgora Risk Parity Emerging Markets Fund ("Risk Parity Fund"), a series of the Trust, into Pear Tree PanAgora Emerging Markets Fund ("Emerging Markets Fund," and together with Risk Parity Fund, each a "Fund" and collectively the "Funds"), also a series of the Trust.  As described in the Registration Statement, as a result of the Reorganization, shareholders of Risk Parity Fund will become shareholders of Emerging Markets Fund.
In this letter, the Registrant is responding to the Staff's comments.  For your convenience, each Staff comment is presented below in italics, with the Registrant's response immediately following in regular type.
A. Comments to Disclosure Matters
1. On page 3 of the introduction to the Combined Prospectus/Information Statement, please note that one of the funds is diversified and that the other fund is not.
This section has been revised as requested.
B. Comments relating to Tax and Accounting Matters
2. On page 4 of the Statement of Additional Information, please update Note 3 regarding Pro Forma Adjustments to include adjustments in management fees and explanations of their impact on Fee Waivers and Expense Reimbursements. Please provide additional footnotes, as needed.

Securities and Exchange Commission
April 30, 2018

This section has been revised as requested.
3. Please provide an update of the consent of the independent registered public accounting firm dated no more than five days from the date of filing.
An updated consent is being provided as requested
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Please call me at (617) 338-2961 if you have any question relating to the Registration Statement or this letter.
Very truly yours,
/s/ John Hunt

  John Hunt
JH:hex

cc: Deborah A. Kessinger
     Pear Tree Advisors, Inc.
2194212.4